Leo Borchardt +44 20 7418 1334 leo.borchardt@davispolk.com davispolk.com	Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR

June 30, 2021

Re:	Target Global Acquisition I Corp.

Registration Statement on Form S-1

Filed March 1, 2021

File No. 333-253732

Ms. Julia Griffith

Mr. Justin Dobbie

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-4628

Ladies and Gentlemen:

On behalf of our client, Target Global Acquisition I Corp., a Cayman exempted company (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated March 26, 2021 (the “Comment Letter”). In response to the comment set forth in the Comment Letter, the Company has revised the Registration Statement and is filing publicly amendment no. 1 to the Registration Statement (the “Amendment No. 1”) together with this response letter. The Amendment No. 1 also contains certain additional updates and revisions.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in italics, followed by the Company’s response to the comment as well as a summary of the responsive actions taken. We have included the page numbers to refer to the location in the Amendment No. 1 where the revised language addressing this comment appears.

Registration Statement on Form S-1

Summary

Forward purchase agreement, page 19

1. Please identify the FPA Purchaser here and describe the specific nature of the purchaser’s affiliation with your sponsor. Please also disclose whether or not the forward purchase shares are eligible to vote on the initial business combination or any other matter prior to the consummation of the initial business combination.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 19, 20, 39, 81 and 82.

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Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at +44 20 7418 1334 or leo.borchardt@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Leo Borchardt

Leo Borchardt, Esq.

cc:         Shmuel Chafets, Chief Executive Officer

              Heiko Dimmerling, Chief Financial Officer

              Target Global Acquisition I Corp.

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